Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

The following is an excerpt from Terrence A. Duffy’s remarks given at CME Group Inc.’s (the “Company”) Annual Meeting of Shareholders on May 7, 2008 relating to the Company’s definitive merger agreement to acquire NYMEX Holdings, Inc.

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While my focus today is on our 2007 results, I’d like to take a moment to comment on our definitive agreement to acquire the New York Mercantile Exchange that we recently announced.

The potential transaction with NYMEX builds on our existing trading technology agreement from April 2006. It allows customers around the world to benefit from access to NYMEX’s benchmark energy and metals products on CME Globex, and provides a stronger foundation for us to build on our proven track records of growth and innovation.

Additionally, joining with NYMEX further builds CME Group’s presence in New York, and in locations where energy and metals products are central to risk management strategies, particularly in the Middle East and Asia.

Since coming onto the CME Globex platform, average daily electronic volume of NYMEX products has increased every quarter, and so far in 2008 is running at more than 1 million contracts.

CME Group has a proven ability to integrate large scale businesses. In addition to the $60 million of operating expense synergies that are expected from the combination, the deal will enable us to provide increased efficiencies and new trading opportunities for customers around the world as well as enhance shareholder value.

The definitive agreement between CME Group and NYMEX provides great value for all participants in the futures arena.

Shareholders from both companies will benefit from increased growth opportunities, and an overall reduction of operating costs. End users will benefit from the increased liquidity and diverse product offerings similar to the benefits of the CBOT transaction.

Also, clearing firms will benefit significantly from the freeing up of significant capital through the combination of the clearing operations, operational and developmental savings, combined shareholder requirements, and from streamlined customer service.

In conclusion, our business thrives on competition. We expect to continue to innovate, broaden our reach and provide our customers with leading edge risk management products. We will continue to focus on customer service and efficiencies to provide the lowest cost liquidity.

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Forward Looking Statements:

This transcript may contain forward-looking information regarding CME Group Inc. and NYMEX Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Copies of said 10-Ks are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the proposed transaction, NYMEX Holdings and CME Group intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus. Such documents, however, are not currently available. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CME Group and NYMEX Holdings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000.

CME Group and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 17, 2008, for its 2008 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.